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                                                                    Exhibit 99.1

            GIGAMEDIA AND HUTCHISON LAUNCH NETWORK SERVICE TARGETING
             GROWING TELECOM DEMANDS IN TAIWAN, HONG KONG AND CHINA

       ON-NET NETWORK FILLS MARKET GAP; DELIVERS UNPARALLELED PERFORMANCE

TAIPEI, Taiwan, October 5, 2004 -- GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM, www.giga.net.tw) today announced the expansion of the Company's corporate ISP product line to include ON-NET. Developed by GigaMedia and Hutchison Global Communications Limited ("HGC"), ON-NET offers telecommunication network services that address the challenges businesses in Taiwan, Hong Kong and China are having resulting from regional growth and development.

GigaMedia and HGC estimate that there are currently more than 60,000 businesses in Taiwan with operations in Hong Kong and China. This regional economic integration is driving significant telecommunication demand. ON-NET services target the gap left by existing telecom services that do not address the fundamental challenges of network integration caused by regional business expansion -- connecting remote branch offices and project teams to the main corporate network simply, securely and efficiently. There are numerous other networking services available, but ON-NET is exceptional in its design. Before this, no other international telecommunication services offered between Taiwan, Hong Kong and China featured the cross-cities, metro Ethernet architecture of ON-NET, making it a distinctive, one-stop-shopping solution for companies with regional operations.

Advantages of the GigaMedia and HGC ON-NET network include the following:

o Simplicity -- GigaMedia and HGC are delivering the network to user-enterprises as a "plug-n-play" Ethernet interface. Traditional voice-based architecture services such as local loop require time-consuming, complicated connectivity provisioning to build networks. The more advanced data-based architecture of ON-NET eliminates this problem, as well as the need for additional investment in hardware required by other network services.

o Security -- ON-NET provides the highest level of security by providing direct network connections, as opposed to virtual private network connections that must rely on firewalls and encryption to protect data.

o Scalability -- ON-NET is an "on demand" service. Bandwidth may be expanded on request to meet the fluctuating demands of businesses. Customers also pay only for the bandwidth used. There is no circuit capacity waste.

o Cost-effectiveness -- Elimination of circuit capacity waste, security provisioning and interface equipment associated with traditional telecom services that rely on voice-based architectures make ON-NET a cost-effective solution. Ethernet is the most cost-effective and common interface in the market.

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Together, these advantages make ON-NET network services a compelling option for enterprises seeking dependable cross-cities connectivity services that reduce total cost of ownership and maximize the efficiencies of their telecommunications networks.

GigaMedia's ON-NET network adds to the corporate ISP offerings available through GigaMedia's subsidiary Koos Broadband Telecom Co., Ltd., which currently services over 500 corporate customers in Taiwan, and establishes a foundation for the potential launch of additional value-added services within Greater China.

ON-NET is now available and being marketed by both GigaMedia and HGC. Customer feedback has been positive.

ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary Koos Broadband Telecom Co., Ltd provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

ABOUT HUTCHISON GLOBAL COMMUNICATIONS LIMITED

Hutchison Global Communications Limited ("HGC") is a wholly-owned subsidiary of the Hutchison Whampoa Group. Since its establishment in 1995, HGC has been committed to building its own network infrastructure. HGC now owns and operates the largest full fiber-optic network in Hong Kong. Together with the scalability of its global bandwidth capacity and direct links to Mainland China networks, HGC provides instant connectivity to regions including Asia, North America and Europe.

Riding on HGC's advanced fiber-optic technology, customers enjoy its leading-edge services such as Ethernet symmetrical broadband access, corporate data transmission solutions, international private leased circuit services, Internet protocol transit services, as well as quality local and overseas call services. Building on its leading presence in Hong Kong, HGC is also establishing a further strategic foothold in the global marketplace. For more details, please visit www.hgc.com.hk

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on

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the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.

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